Free Writing Prospectus (to Prospectus dated December 23, 2015, as Supplemented by the Prospectus Supplement dated March 10, 2016)
Filed Pursuant to Rule 433 Registration Statement No. 333-208715

Be a Part of Oregon's Wine Future!



Over 500 new Founders joined together on September 27, 2015 for the groundbreaking of Elton Winery and historic planting of Pinot Noir vines.

Walla Walla AVA Produces Exceptional Cabernet Sauvignon

Together we will plant a vineyard alongside those Cabernet Sauvignon visionaries at SeVein. Located on the Oregon side of the Walla Walla Valley, SeVein is a collection of some of the highest quality vineyard land in the world anchored by the renowned Seven Hills Vineyard. A by-appointment-only tasting room and winery is planned for the vineyard with views overlooking the Walla Walla Valley and Blue Mountains.

Act now to purchase

Preferred Stock at an offering price of $4.35 per share earning a 5.1% annual dividend. The maximum purchase per subscription is 1,205 shares ($5,241.75), the minimum 200 shares ($870). Share price will increase to $4.45 after June 30, 2016 (5% div.).

To obtain more information regarding the winery and an investment, please visit **www.wvv.com/ownership** or call 503-588-9463.

Jim Bernau, Founder/CEO • Willamette Valley Vineyards
8800 Enchanted Way SE • Turner, OR 97392
503-588-9463 • stock.offering@wvv.com

Bring your Shovels!

You're Invited to the Groundbreaking & SeVein Celebration at our new Pambrun Vineyard on Sunday, May 15th at 1:30 pm at the future vineyard site in the Walla Walla Valley AVA above Milton-Freewater, Oregon.

We are asking owners to bring their families and their shovels for the historic group photograph and the opportunity to plant a Cabernet Sauvignon vine in the vineyard. This event is complimentary and open to owners, prospective owners and their families.



To make your reservations to attend the Groundbreaking & SeVein Celebration visit us at wvv.com/groundbreaking or call 503-588-9463.

Willamette Valley Vineyards, Inc., has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about our company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents at http://www.wvv.com/prospectus, or we will arrange to send you the prospectus (including the documents incorporated therein by reference) if you so request by writing us at stock.offering@wvv.com or by calling us toll-free 1-800-344-9463.